Marvin’s Place, Inc.

13245 Sunnyslope Dr.

Chino Hills, California 91709

September 20, 2007

U. S. Securities and Exchange Commission

Division of Corporation Finance

Attn:  Anita Karu

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Marvin’s Place, Inc.

Request for Withdrawal of Accelerated Effective Dates Other than 9-18-07

Dear Ms. Karu:

Per your request and on behalf of Marvin’s Place, Inc., I respectfully request that all prior petitions applying for any acceleration date other than to September 18, 2007 be withdrawn.

Thank you for your anticipated expedient and diligent review of this file.  If you should have any questions or comments, please feel free to contact me at your convenience.

Very truly yours,

 /S/ Chong Kim

Chong Kim

President